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October 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, DC 20549

Attention:

Lulu Cheng

J. Nolan McWilliams

Re:	Coincheck Group B.V.
Amendment No. 2 to
Registration Statement on Form F-4
Filed August 2, 2024
File No. 333-279165

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (“CCG”), we are concurrently transmitting herewith Amendment No. 3 to Registration Statement on Form F-4 (the “Amendment No. 3”) initially filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2024. The Amendment No. 3 includes disclosure regarding the operations of, and consolidated financial statements for, Coincheck, Inc. (the “Company”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 7, 2024 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures, including to update the Company’s disclosure to include its financial results for the three months ended June 30, 2024.

BEIJING	Brussels	HONG KONG	Houston	LONDON	Los Angeles	New York	Palo Alto	SÃo Paulo	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2024

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors

Risks Relating to Coincheck’s Business and Industry

We suffered a significant loss of customer funds due to hacking in 2018, page 64

1.	Please update this risk factor to discuss the DMM Bitcoin hacking incident in May 2024 and any material impacts on your business, operating results, or financial condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Information, page 135

2.	We note your response to prior comment 9 and related revised disclosures. Please revise footnote 4 to your pro forma financial statements to include a reconciliation of the total weighted average shares outstanding for both the no redemption and max redemption scenarios, similar to the table provided in your response to our prior comment 8.

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of Amendment No. 3.

3.	We note your response to prior comment 10. Please expand your disclosure in footnote L to the pro forma financial statements to include the amount of the cash condition. In addition, please expand your disclosure to include a discussion of the steps that will have to be undertaken to obtain approval for the cash condition to be waived.

In response to the Staff’s comment, the Company has revised the disclosure on page 148 of Amendment No. 3.

Coincheck Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics and Trends

IEO Revenue, page 241

4.	We note your response to prior comment 15. Please tell us the amount of transaction revenue generated from the sale of crypto assets received in IEO transactions during the fiscal year ended March 31, 2024. Additionally, please tell us the balance of any crypto assets held by the company related to IEO transactions as of March 31, 2023 and 2024. We may have additional comments after reviewing your response.

In response to the Staff’s comment, the Company notes that no transaction revenue was generated from the sale of crypto assets received in IEO transactions for the fiscal year ended March 31, 2024 or the three months ended June 30, 2024. The balance of crypto assets held by the Company related to IEO transactions as of March 31, 2023, March 31, 2024 and June 30, 2024 was ¥49 million, ¥102 million, and ¥55 million, respectively.

United States Securities and Exchange Commission

Division of Corporation Finance

October 11, 2024

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +1 (212) 455-2163 (work) or mbrod@stblaw.com (email), or, in his absence, Taki Saito at +81-3-5562-6214 (work) or tsaito@stblaw.com or Xochitl Romo at +81-3-5562-6221 (work) or xochitl.romo@stblaw.com (email).

Sincerely,

/s/ Mark Brod
Mark Brod
Partner

Simpson Thacher & Bartlett LLP

Enclosures

cc:	Nelson Mullins Riley & Scarborough LLP
Jon Talcott
Peter Strand